Exhibit 11

Western Pennsylvania Adventure Capital Fund, LLC

Schedule of Computation of Earnings (Loss) Per Common Unit

For the Periods

	January 1, 2005 Through December 31, 2005	January 1, 2004 Through December 31, 2004	January 1, 2003 Through December 31, 2003
Net Income (Loss)	$(743,000)	$464,546	$(376,755)

Weighted Average Number of Units Outstanding	4,222,870	4,222,870	4,222,870

Earnings (Loss) per Unit	$(0.18)	$0.11	$(0.09)